DEFENSE TECHNOLOGIES INTERNATIONAL CORP.

2683 Via De La Valle, Suite G418

Del Mar, California, 92014

March 31, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:   Karina Dorin

Re:Defense Technologies International Corp.

Registration Statement on Form S-1

File No. 333-252128

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Defense Technologies International Corp. (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time, on Monday, April 5, 2021, or as soon thereafter as practicable.  The Registrant hereby confirms that it is aware of its obligations under the Securities Act.

In connection herewith, the Registrant hereby acknowledges that:

●should the Securities and Exchange Commission (the "Commission") or the Commission Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●the Registrant may not assert comments from the Commission or the Staff or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this request. Please contact Leonard E. Neilson, special counsel to the Registrant, at (801) 733-0800 or e-mail at LNeilsonLaw@aol.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.  Also copy the Registrant’s CEO Merrill W. Moses at mmoses@chowser.net.

Sincerely,

Defense Technologies International Corp.

By:        MERRILL W. MOSES

Merrill W. Moses

Chief Executive Officer